FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November, 2019

Gilat Satellite Networks Ltd.

(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated November 19, 2019, announcing Gilat’s Third Quarter 2019 results.

We consent to the incorporation by reference of the GAAP financial information included herein, in the Registration Statements on Form S-8 (Registration Nos. 333-180552, 333-187021, 333-204867, 333-210820, 333-217022, 333-221546, 333-223839 and 333-231442) and on Form F-3 (Registration No. 333-232597).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated November 19, 2019	By:	/s/ Yael Shofar
Yael Shofar
General Counsel

Gilat Reports Strong Growth in Q3 2019

GAAP Operating Income Increases 43.1% sequentially; Adjusted EBITDA reaches double digits totaling $10.1 million

Gilat wins coveted deal for SES O3b mPOWER MEO Communications System

Petah Tikva, Israel – November 19, 2019 – Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the third quarter ended September 30, 2019.

Key Financial Highlights:

•	Revenues for Q3 2019 increased to $63.4 million compared with $59.7 million for Q2 2019 and $62.8 million in Q3 2018.
•	Continued strong profitability:
o
Q3 2019 GAAP operating income increased 17.1% to $7.0 million from $6.0 million in Q3 2018 and was up 43.1% from $4.9 million in Q2 2019. Non-GAAP operating income in Q3 2019 rose to $7.5 million, or by 15.4% from Q3 2018 and rose 19.4% sequentially.

o
Q3 2019 GAAP net income totaled $6.3 million, or $0.11 per diluted share a decrease of 27.3% compared with $8.7 million, or $0.16 per diluted share, in Q3 2018, which included a one-time tax benefit of $4.1 million. Q3 2019 net income increased 84.7% from $3.4 million, or $0.06 per diluted share, in Q2 2019.  On a non-GAAP basis, Q3 2019 net income increased 34.1% to $6.8 million, or $0.12 per diluted share, compared with $5.1 million, or $0.09 per diluted share, in Q3 2018 and was up 41.6% from $4.8 million, or $0.09 per diluted share, in Q2 2019.

o
Q3 2019 Adjusted EBITDA totaled $10.1 million, an increase of 10.6% year over year and 13.0% quarter over quarter.  Q3 2019 Adjusted EBITDA represented 15.9% of revenues versus 14.5% of revenues in Q3 2018 and 14.9% in Q2 2019.

o
Updated management objectives for 2019: Reiterating GAAP operating income of between $23 million and $27 million, and Adjusted EBITDA of between $38 million and $42 million, while reducing the revenue range to between $260 million to $270 million. The adjustment in the revenue objectives is due to delay of several key orders, coupled with delivery constraints that have since been mostly resolved.

Yona Ovadia, CEO of Gilat, commented:
"We achieved significant milestones in the Third Quarter, both on the financial and the business sides, as we continued to execute our strategy to build high quality, profitable revenues through our growth engines of Broadband, Mobile Cellular Backhaul and Mobility IFC.
"On the financial side we attained substantial progress as we continued to improve profitability. We have attained a record achievement of double-digit millions of dollars of Adjusted EBITDA, $10.1 million to be exact. This has been achieved only once before since we made growth in profitability one of the pillars of our strategy, and we have every intention to repeat it going forward.
"On the business side, I am excited to report that Gilat reached a landmark achievement with the selection of Gilat's platform by SES for the O3b mPOWER Medium Earth Orbit (MEO) Communications System. Gilat was selected due to our innovative ground segment, that significantly reduces cost per bit, best-in-class spectral efficiency, and a step function in modem performance. This win positions Gilat at the forefront of ground networks for Non-Geo Stationary Orbit (NGSO) constellations and as well as a prominent player for the new generation of HTS and VHTS GEO satellites.
"In Peru, our goal has always been the profitable recurring revenues from operations and sales of services, and indeed, further to last quarter’s achievement of moving to Operations in three awarded regions, I am pleased to share that this quarter we won a $10 million five-year project for 3G/4G backhaul services over the network that we built and just started to operate. We are pleased to see our vision materializing, and expect that this contract will significantly expand over time to additional multiple millions of dollars, as well as to selling additional services over our networks.
"In Australia we have reached an important milestone this quarter with NBN Co. with the launch of NBN’s business satellite services. The commercial launch of this flagship project initiates our managed service to NBN, delivering revenue of tens of millions of US dollars over a ten-year period.
"In addition, we have seen continued progress in our mobile and mobility growth areas. Particularly in cellular backhaul Gilat continues to be recognized as the global leader with the selection of the leading Japanese MNO, NTT DoCoMo. In Aero Mobility, we are encouraged by the clear direction of airlines to offer free wifi, as we already saw it starting to generate significant demand for Gilat equipment in this quarter. Both mobile and mobility continue to be major growth engines for Gilat.
"Lastly, in Q3, we also continued to strengthen our partnership with China Satcom with an agreement to upgrade to the most up-to-date, efficient, and high-performance communication network for aero and maritime mobility applications as well as fixed applications."
Mr. Ovadia concluded:
“In closing, we are pleased with our momentum in the market-place and in parallel with our continued improvement in our bottom line. We are engaged these days in planning our work plan for 2020. We will base it on the same guidelines as the existing growth engines, with continued if not increased investment in maintaining our product leadership, and in improvement of both the top line and bottom line."

Key Recent Announcements:

•	Gilat Signs Significant Contract with SES to Develop and Deploy O3b mPOWER MEO Communications System
•	Global Eagle Places $5m Order with Gilat's Wavestream for In-Flight Connectivity Transceivers
•	Gilat and China Satcom Lay Foundation for Future Chinese Satellite Communication for Aero, Maritime, Land Mobility and Fixed Applications
•	NTT DOCOMO Awards Gilat an LTE Satellite Backhaul Project to Expand its LTE Footprint

Conference Call and Webcast Details:

Following the release, Yona Ovadia, Chief Executive Officer, and Adi Sfadia, Chief Financial Officer, will discuss Gilat’s third quarter 2019 results and participate in a question and answer session:

Date:	Tuesday, November 19, 2019
Start:	09:30 AM EST / 16:30 IST
Dial-in:	US: 1-888-668-9141
International: (972) 3-918-0609

A simultaneous Webcast of the conference call will be available on the Gilat website at www.gilat.com and through this link: www.veidan-stream.com/gilatq3-2019.html

The webcast will also be archived for a period of 30 days on the Company’s website and through the link above.

Conference Call Replay

Start:	November 19, 2019 at 12:00 PM EST / 19:00 IST
End:	November 22, 2019 at 12:00 PM EST / 19:00 IST
Dial-in:	US: 1-888-326-9310
International: (972) 3-925-5904

Non-GAAP Measures
The attached summary unaudited financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents Non-GAAP presentations of net income, operating income, Adjusted EBITDA and earnings per share. The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors a more complete understanding of the Company’s underlying operational results, trends and performance. Non-GAAP financial measures mainly exclude the effect of stock based compensation, amortization of purchased intangibles, lease incentive amortization, litigation expenses, income related to trade secrets claims, re-organization costs, expenses for tax contingencies to be paid under an amnesty program and initial recognition of deferred tax asset with respect to carry-forward losses.

Adjusted EBITDA is presented to compare the Company’s performance to that of prior periods and evaluate the Company’s financial and operating results on a consistent basis from period to period. The Company also believes this measure, when viewed in combination with the Company’s financial results prepared in accordance with GAAP, provides useful information to investors to evaluate ongoing operating results and trends. Adjusted EBITDA, however, should not be considered as an alternative to operating income or net income for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA is not a measure of financial performance under GAAP and may not be comparable to other similarly titled measures for other companies. Reconciliation between the Company's Operating income and Adjusted EBITDA is presented in the attached summary financial statements.

This news release also contains a forward-looking estimate of Adjusted EBITDA projected to be generated by Gilat in 2019. A forward-looking estimate of net income and reconciliations of the forward-looking estimates of Adjusted EBITDA to net income are not provided because the items necessary to estimate net income are not estimable at this time. Non-GAAP presentations of net income, operating income, Adjusted EBITDA and earnings per share should not be considered in isolation or as a substitute for any of the consolidated statements of operations prepared in accordance with GAAP, or as an indication of Gilat’s operating performance or liquidity.

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Doreet Oren, Director Corporate Communications
DoreetO@gilat.com

Comm-Partners LLC
June Filingeri, President
+1-203-972-0186
junefil@optonline.net

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)
	Nine months ended		Three months ended
	September 30,		September 30,
	2019	2018	2019	2018
	Unaudited		Unaudited

Revenues	$185,178	$196,662	$63,384	$62,780
Cost of revenues	116,369	128,639	40,130	38,586

Gross profit	68,809	68,023	23,254	24,194

Research and development expenses	24,088	25,280	7,596	8,550
Less - grants	1,610	1,204	516	394
Research and development expenses, net	22,478	24,076	7,080	8,156
Selling and marketing expenses	16,332	17,209	5,044	5,493
General and administrative expenses	13,666	12,963	4,139	4,574

Total operating expenses	52,476	54,248	16,263	18,223

Operating income	16,333	13,775	6,991	5,971

Financial expenses, net	1,940	3,166	540	978

Income before taxes on income	14,393	10,609	6,451	4,993

Taxes on income (tax benefit)	1,876	(2,505)	163	(3,659)

Net income	$12,517	$13,114	$6,288	$8,652

Basic earnings per share	$0.23	$0.24	$0.11	$0.16

Diluted earnings per share	$0.22	$0.24	$0.11	$0.16

Weighted average number of shares used in
computing earnings per share
Basic	55,329,617	54,858,038	55,463,945	54,950,327
Diluted	56,029,698	55,682,707	56,059,239	55,818,557

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Three months ended			Three months ended
	September 30, 2019			September 30, 2018
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited			Unaudited

Gross profit	$23,254	68	$23,322	$24,194	268	$24,462
Operating expenses	16,263	(433)	15,830	18,223	(254)	17,969
Operating income	6,991	501	7,492	5,971	522	6,493
Income before taxes on income	6,451	501	6,952	4,993	522	5,515
Net income	6,288	501	6,789	8,652	(3,589)	5,063

Earnings per share (basic and diluted)	$0.11	$0.01	$0.12	$0.16	$(0.07)	$0.09

Weighted average number of shares used in
computing earnings per share
Basic	55,463,945		55,463,945	54,950,327		54,950,327
Diluted	56,059,239		56,179,331	55,818,557		56,020,550

(1) Adjustments reflect the effect of non-cash stock-based compensation as per ASC 718, amortization of intangible assets related to shares acquisition transactions, trade secrets litigation expenses and re-organiztion costs.

		Three months ended			Three months ended
		September 30, 2019			September 30, 2018
		Unaudited			Unaudited

GAAP net income		$6,288			$8,652

Gross profit
Non-cash stock-based compensation expenses		55			35
Amortization of intangible assets related to acquisition transactions		13			233
		68			268
Operating expenses
Non-cash stock-based compensation expenses		382			203
Amortization of intangible assets related to acquisition transactions		51			51
		433			254

Tax benefit adjustment		-			(4,111)

Non-GAAP net income		$6,789			$5,063

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)
	Nine months ended			Nine months ended
	September 30, 2019			September 30, 2018
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited			Unaudited

Gross profit	$68,809	706	$69,515	$68,023	2,698	$70,721
Operating expenses	52,476	(2,339)	50,137	54,248	(805)	53,443
Operating income	16,333	3,045	19,378	13,775	3,503	17,278
Income before taxes on income	14,393	3,045	17,438	10,609	3,503	14,112
Net income	12,517	3,045	15,562	13,114	(608)	12,506

Basic earnings per share	$0.23	$0.05	$0.28	$0.24	$(0.01)	$0.23

Diluted earnings per share	$0.22	$0.06	$0.28	$0.24	$(0.02)	$0.22

Weighted average number of shares used in
computing earnings per share
Basic	55,329,617		55,329,617	54,858,038		54,858,038
Diluted	56,029,698		56,180,242	55,682,707		55,896,940

(1) Adjustments reflect the effect of non-cash stock-based compensation as per ASC 718, amortization of intangible assets related to shares acquisition transactions, trade secrets litigation expenses or income and re-organization costs.

		Nine months ended			Nine months ended
		September 30, 2019			September 30, 2018
		Unaudited			Unaudited

GAAP net income		$12,517			$13,114

Gross profit
Non-cash stock-based compensation expenses		198			77
Amortization of intangible assets related to acquisition transactions		479			2,621
Re-organization costs		29			-
		706			2,698
Operating expenses
Non-cash stock-based compensation expenses		1,532			653
Amortization of intangible assets related to acquisition transactions		152			152
Trade secrets litigation expenses		100			-
Re-organization costs		555			-
		2,339			805

Tax benefit adjustment		-			(4,111)

Non-GAAP net income		$15,562			$12,506

GILAT SATELLITE NETWORKS LTD.
SUPPLEMENTAL INFORMATION
U.S. dollars in thousands
ADJUSTED EBITDA:
	Nine months ended		Three months ended
	September 30,		September 30,
	2019	2018	2019	2018
	Unaudited		Unaudited

GAAP operating income	$16,333	$13,775	$6,991	$5,971
Add:
Non-cash stock-based compensation expenses	1,730	730	437	238
Re-organization costs	585	-	-	-
Trade secrets litigation expenses	100	-	-	-
Depreciation and amortization (*)	8,413	10,205	2,627	2,883

Adjusted EBITDA	$27,161	$24,710	$10,055	$9,092

(*) includng amortization of lease incentive
SEGMENT REVENUE:
	Nine months ended		Three months ended
	September 30,		September 30,
	2019	2018	2019	2018
	Unaudited		Unaudited

Fixed Networks	$94,104	$108,786	$27,268	$34,943
Mobility Solutions	70,615	67,626	27,116	21,848
Terrestrial Infrastructure Projects	20,459	20,250	9,000	5,989

Total revenue	$185,178	$196,662	$63,384	$62,780

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEET
U.S. dollars in thousands
	September 30,	December 31,
	2019	2018
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$53,089	$67,381
Restricted cash	30,916	32,305
Restricted cash held by trustees	75	4,372
Trade receivables, net	44,184	47,164
Contract assets	21,392	47,760
Inventories	27,512	21,109
Other current assets	25,901	26,022

Total current assets	203,069	246,113

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term restricted cash	145	146
Severance pay funds	6,871	6,780
Long term deferred tax assets	2,491	4,127
Operating lease right-of-use assets	4,595	-
Other long term receivables	13,519	7,276

Total long-term investments and receivables	27,621	18,329

PROPERTY AND EQUIPMENT, NET	82,976	84,403

INTANGIBLE ASSETS, NET	1,640	2,434

GOODWILL	43,468	43,468

TOTAL ASSETS	$358,774	$394,747

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEET
U.S. dollars in thousands
	September 30,	December 31,
	2019	2018
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	$4,203	$4,458
Trade payables	20,070	24,636
Accrued expenses	57,906	67,533
Advances from customers and deferred revenues	20,056	29,133
Operating lease liabilities	1,628	-
Other current liabilities	12,104	14,588

Total current liabilities	115,967	140,348

LONG-TERM LIABILITIES:
Accrued severance pay	7,085	6,649
Long-term loans, net of current maturities	4,000	8,098
Operating lease liabilities	2,975	-
Other long-term liabilities	109	580

Total long-term liabilities	14,169	15,327

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	2,642	2,625
Additional paid-in capital	926,944	924,856
Accumulated other comprehensive loss	(5,572)	(5,380)
Accumulated deficit	(695,376)	(683,029)

Total shareholders' equity	228,638	239,072

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$358,774	$394,747

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands
	Nine months ended		Three months ended
	September 30,		September 30,
	2019	2018	2019	2018
	Unaudited		Unaudited
Cash flows from operating activities:
Net income	$12,517	$13,114	$6,288	$8,652
Adjustments required to reconcile net income
to net cash provided by operating activities:
Depreciation and amortization	8,247	10,205	2,565	2,883
Capital loss from disposal of property and equipment	-	96	-	96
Stock-based compensation of options	1,730	730	437	238
Accrued severance pay, net	345	45	(37)	(2)
Exchange rate differences on long-term loans	-	(24)	-	(11)
Deferred income taxes, net	1,081	(4,415)	(304)	(4,386)
Decrease (increase) in trade receivables, net	141	11,416	(2,365)	(3,673)
Decrease (increase) in contract assets	25,408	10,793	25,640	(3,587)
Increase in other assets (including short-term, long-term and deferred charges)	(1,419)	(10,659)	(1,390)	(1,508)
Decrease (increase) in inventories	(7,685)	834	(1,548)	502
Decrease in trade payables	(4,515)	(12,249)	(8,448)	(615)
Decrease in accrued expenses	(8,904)	(5,108)	(1,828)	(3,128)
Increase (decrease) in advance from customers	(9,540)	11,129	(1,135)	16,109
Decrease in advances from customers, held by trustees	-	(1,478)	-	-
Increase (decrease) in other current liabilities and other long term liabilities	(2,659)	3,597	(708)	(1,978)
Net cash provided by operating activities	14,747	28,026	17,167	9,592

Cash flows from investing activities:
Purchase of property and equipment	(5,649)	(7,905)	(2,062)	(2,891)
Net cash used in investing activities	(5,649)	(7,905)	(2,062)	(2,891)

Cash flows from financing activities:
Exercise of stock options	375	1,638	-	1,065
Repayment of long-term loans	(4,353)	(4,356)	(122)	(107)
Dividend payment	(24,864)	-	-	-
Net cash provided by (used in) financing activities	(28,842)	(2,718)	(122)	958

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(235)	(837)	(256)	(128)

Increase (decrease) in cash, cash equivalents and restricted cash	(19,979)	16,566	14,727	7,531

Cash, cash equivalents and restricted cash at the beginning of the period	104,204	86,757	69,498	95,792

Cash, cash equivalents and restricted cash at the end of the period	$84,225	$103,323	$84,225	$103,323